SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Announcement of the Annual General Meeting of Shareholders for Fiscal Year 2008

On March 4, 2009, the Board of Directors of Woori Finance Holdings Co., Ltd. passed the following resolution to hold the annual general meeting of shareholders on March 27, 2009.

Key Details Relating to the Annual General Meeting of Shareholders

•	Meeting Date and Time: March 27, 2009; 09:00 a.m.

•	Venue: 203, Hoehyon-dong 1-ga, Woori Bank head office building, 5th floor, Chung-ku, Seoul, Korea

•	Agenda:

1)	Approval of non-consolidated financial statements for the fiscal year 2008

2)	Approval of modifications to the Articles of Incorporation

3)	Appointment of non-standing directors

4)	Appointment of candidates for the members of the Audit Committee

5)	Approval of directors’ compensation limit

•	Board of Directors’ Resolution Date: March 4, 2009

•	Agenda details

–	Details regarding candidates for non-standing directors

Name	Date of Birth	Term / Appointment	Career & Academic Background
Min Joon Bang	Oct. 29, 1950	1 year / Re-appointment	- Arbitration Commissioner of Press Arbitration Commission - Head of Editorial Desk, Korea Times - Bachelor of Korean Language and Literature, Seoul National University

Hi Taek Shin	Aug. 6, 1952	1 year / Re-appointment

-   Current) Professor of College of Law, Seoul National University

-   Lawyer, Kim & Chang Law Firm

-   Bachelor of Laws, Seoul National University

-   Master of Laws, Seoul National University

-   J.S.D at Yale Law School

Hi Bock Kang	June 14, 1946	1 year / New appointment

-   Current) Executive Director, Market Economy Research Institute

-   Chief Executive Officer, Korea Minting and Security Printing Corporation

-   Bachelor of Public Administration, Seoul National University

-   Graduate School of Public Administration, Seoul National University

Young Ho Lee	Jan. 19, 1949	1 year / New appointment	- Current) Advisor, Kim & Chang Law Firm - Chairman, Market Oversight Commission of Korea Exchange - Assistant Governor, Financial Supervisory Service - Bachelor of Laws, Korea University

Hak Jin Kim	Nov. 24, 1956	1 year / New appointment

-   Current) Director General of Department of Planning & Coordination, Korea Deposit Insurance Corporation

-   General Manager of Human Resources Development Department, Korea Deposit Insurance Corporation

-   Bachelor of Economics, Chung-Ang University

Doo Hee Lee	Jun. 12, 1957	1 year / New appointment

-   Current) Professor of College of Business Administration, Korea University

-   President, Korea Advertising Society

-   Bachelor of Business Administration, Korea University

-   Master of Business Administration, University of Wisconsin-Madison

-   Ph.D. in Business Administration, University of Wisconsin-Madison

Hun Lee	Dec. 8, 1961	1 year / New appointment	- Current) Co-Head, The Lawyers for Citizens - Lawyer, Barun Law - Bachelor of Law, Chung-Ang University

–	Details regarding candidates for non-standing directors to serve as Audit Committee members

Name	Term / Appointment
Min Joon Bang	1 year / Re-appointment
Hi Taek Shin	1 year / Re-appointment
Young Ho Lee	1 year / New appointment
Doo Hee Lee	1 year / New appointment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: March 4, 2009	By:	/s/ Byung-Ho Park
(Signature)

	Name:	Byung-Ho Park
	Title:	Managing Director